UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  February 13, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 5 dated February 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

February 13, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No.5, 2007

J-Pacific Gold Undergoes Staff Reorganization
While Focusing on a Vigorous Program of Exploration and
Development of Its North American Gold Projects

VANCOUVER, FEBRUARY 13, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF), a company engaged in the exploration of gold prospects in North America, in outlining its new exploration programs, announced that J-Pacific was undergoing changes within its senior management. Michael Michaud, President, will be leaving as of February 28, 2007 to pursue other interests. Nick Ferris, presently Chairman of J-Pacific, will return to his previous position as President and CEO on an interim basis.

In making the announcement today, Mr. Ferris said that the Board of J-Pacific joins him in wishing Mr. Michaud well in his new endeavours and thanks him for his participation in the past few months in growing J-Pacific's various gold exploration projects in British Columbia, Quebec and Nevada.

"We at J-Pacific are fortunate to possess great depth of experience and continuity in our management and a strong network of professional consultants that enable us to pursue the aggressive exploration programs at our Blackdome, Callaghan, Elizabeth and Montgolfier projects," said Mr. Ferris. "We have a full slate of activities in the coming months, and we look forward with great anticipation to the assay results of these programs. We shall also be out and about telling the J-Pacific story - one of considerable promise - to investors at numerous presentations, trade shows and seminars in North America and abroad," he said.

About J-Pacific

J-Pacific Gold is a junior resource company focused on gold exploration and mining in North America. Since its inception in 1990, J-Pacific has engaged in a variety of exploration activities as well as small-scale gold production. Currently, J-Pacific's goal is to become a world-class exploration company with a sustaining cash flow from production. Its Blackdome Gold Mine is fully permitted, while its exploration properties are drill ready.

On behalf of the Board of Directors,

"Nick Ferris"
Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.